THE RBB FUND, INC.

Bellevue Corporate Center

103 Bellevue Parkway

Wilmington, Delaware 19809

September 28, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (the “Company”)/Post-Effective Amendment No. 136 to the Registration Statement on Form N-1A (1933 Act Registration No. 33-20827) (1940 Act Registration No. 811-5518)

Ladies and Gentlemen:

Attached is a memorandum responding to the staff’s comments on Post-Effective Amendment No. 136 to the Company’s Registration Statement on Form N-1A (the “Post-Effective Amendment”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment. The Company further acknowledges that staff comments or changes to disclosure in response to staff comments on the Post-Effective Amendment may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Post-Effective Amendment. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

Very truly yours,

The RBB Fund, Inc.

By	/s/ Joel L. Weiss
Joel L. Weiss
Treasurer

Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

September 28, 2010

VIA EDGAR TRANSMISSION

Ms. Kim Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) – Response to Examiner Comments on Post-Effective Amendment No. 136

Dear Ms. Browning:

This letter responds to your comments on Post-Effective No. 136 (“PEA No. 136”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”). PEA No. 136 seeks to register an unlimited number of shares in a new series of Registrant to be known as the Robeco Boston Partners Long/Short Research Fund (the “Fund”).

A.	Prospectus (applicable to each Prospectus)

1.

Comment: Because “total return” refers to both income and capital appreciation, the investment objective of seeking to “provide long-term capital appreciation and total return through active trading in equity securities” is redundant. Please revise.

Response: Registrant will revise the investment objective to state that “The Fund seeks to provide long-term total return through active trading in equity securities.”

2.	Comment: Please conform the language of the introduction to the expenses and fee table and the headings of the table to Form N-1A.

Response: Registrant will revise the Prospectus as requested.

3.	Comment: Please confirm that the estimated level of acquired fund fees and expenses does not require a separate heading in the expenses and fee table.

Response: Estimated acquired fund fees and expenses do not exceed 0.01%. Accordingly, they are included in “Other expenses” in the expenses and fee table.

4.

Comment: Please replace the term “waivers” in the “Fee waivers and expense reimbursements” heading of the expenses and fees table with a term that captures the advisors ability to recoup the waived fees under certain circumstances.

Response: In accordance with Comment #2 above Registrant will keep “Fee waivers and expense reimbursements” as the heading in the expenses and fees table, but will revise the references in the footnote and remainder of the Prospectus to read “fees forgone” rather than “waivers.”

5.	Comment: Please remove from the summary section the footnote regarding the waiver and reimbursement arrangement under the Example.

Response: Registrant will revise the Prospectus as requested.

6.

Comment: Please confirm that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.

Response: Registrant will remove “Holding Company Depository Receipts” from the Summary of Principal Investment Strategies section and add further disclosure regarding the Fund’s active trading, investments in futures and warrants and securities lending practices to the Summary of Principal Investment Strategies section. With these changes, Registrant confirms that all principal strategies and principal risks of the Fund have been disclosed in the summary section, and that no non-principal strategies or risks are included in the summary section.

7.

Comment: Please revise the Prospectus to replace all equivocal terms, such as “generally,” “various,” and “other,” with plain English explanations of the principal strategies of the Fund and the manner in which those strategies will be implemented, including the specific types of investments the Fund will make.

Response: Registrant will revise the disclosure so that it describes the principal strategies of the Fund and the manner in which the strategies will be implemented, including the types of investments the Fund will make, with adequate specificity. The revision will include a clarification: 1) of the specific equity and fixed income instruments in which the Fund will invest; 2) that the Fund may invest in fixed income instruments that may or may not be rated, from AAA to D by an NRSRO, or deemed to be of comparable quality by the adviser; 3) that the Fund will seek to construct a portfolio that has less volatility than the U.S. equity market by investing less than 100% of its assets in long positions; and 4) that the Fund intends to use leverage. Registrant will remove other equivocal terms to the extent deemed appropriate given the context of the relevant disclosure.

8.	Comment: Please add “(commonly referred to as “junk bonds”)” after the reference to high yield securities under “Summary of Principal Investment Strategies.”

Response: Registrant will revise the Prospectus as requested.

9.

Comment: Please revise the statement under “Summary of Principal Investment Strategies” that notes that “the Fund is limited to investing a maximum of 25% of its total assets in any one industry” to read “the Fund is limited to investing less than 25% of its total assets in any one industry.”

Response: Registrant will revise the Prospectus as requested.

10.	Comment: Please disclose the lowest rated security in which the Fund will invest under “Summary of Principal Risks - High Yield Debt Obligations Risk.”

Response: Registrant will revise the Prospectus as to clarify that the Fund may invest in securities of any rating, including defaulted securities and unrated securities.

11.

Comment: Please augment the disclosure under “Summary of Principal Risks – Short Sales Risk” generally. Also include a description of the risk related to the Fund’s use of short sales “against the box.”

Response: Registrant will revise the Prospectus to add that “In a rising market, short positions may be more likely to result in losses because securities sold short may be more likely to increase in value. Short selling also involves the risks of: increased leverage, and its accompanying potential for losses; the potential inability to reacquire a security in a timely manner, or at an acceptable price; the possibility of the lender terminating the loan at any time, forcing the Fund to close the transaction under unfavorable circumstances; the additional costs that may be incurred; and the potential loss of investment flexibility caused by the Fund’s obligations to provide collateral to the lender and set aside assets to cover the open position. Short sales “against the box” may protect the Fund against the risk of losses in the value of a portfolio security because any decline in value of the security should be wholly or partially offset by a corresponding gain in the short position. Any potential gains in the security, however, would be wholly or partially offset by a corresponding loss in the short position. Short sales that are not “against the box” involve a form of investment leverage, and the amount of the Fund’s loss on a short sale is potentially unlimited.”

12.

Comment: Please augment the disclosure under “Summary of Principal Risks – Derivatives Risk” to include a description of the types of derivative instruments in which the Fund will invest and the use of such derivative instruments for speculative purposes (if use is a principal strategy).

Response: Registrant will revise the disclosure under “Derivatives Risk” to read “The Fund’s investments in derivative instruments (such as futures and options on securities, securities indices or currencies; options on these futures; forward foreign currency contracts; and interest rate or currency swaps) which may be leveraged, may result in losses exceeding the amounts invested.” The Fund will not use derivatives for speculative purposes and will revise the disclosure to clarify that point.

13.	Comment: Under “Portfolio Managers,” please replace “since inception” after each co-portfolio manager’s name with “since inception of the Fund.”

Response: Registrant will revise the Prospectus as requested.

14.

Comment: Under “Purchase and Sale of Fund Shares,” please remove from the summary section the footnote under “Redemption By Telephone” and information regarding redemption fees and involuntary redemptions.

Response: Registrant will revise the Prospectus as requested.

15.	Comment: Please revise the disclosure under the “Taxes” section to better match Form N-1A and remove the second and third sentences from the summary section.

Response: Registrant will revise the Prospectus as requested.

16.	Comment: Please revise the “Potential Conflicts of Interests” heading to match Form N-1A.

Response: Registrant will revise the Prospectus as requested.

17.

Comment: Under “Additional Information About The Fund’s Investments And Risks – Investment Objective,” please add disclosure regarding the time frame (e.g., 60 days notice) of shareholder notification regarding changes in the Fund’s investment objective, if any.

Response: Registrant will revise the Prospectus to state that shareholders will receive 60 days prior notice of changes in the Fund’s investment objective.

18.

Comment: Under “Additional Information About The Fund’s Principal Investments And Risks” subsection “Derivative Contracts,” “Equity and Equity-Related Securities” and “Fixed Income Investments,” specify the types of derivatives, equity securities and fixed income securities in which the Fund will invest. Also, confirm whether the Fund’s use of derivatives for speculative purposes is a non-principal strategy.

19.	Response: Registrant will revise the:

1) First sentence of the second paragraph under “Derivative Contracts” to state that “Examples of derivative contracts in which the Fund may invest include, but are not limited to: futures and options on securities, securities indices or currencies; options on these futures; forward foreign currency contracts; and interest rate or currency swaps.

2) Second sentence under “Equity and Equity-Related Securities” to read “Equity securities in which the Fund may invest include, but are not limited to: exchange-traded and over-the-counter common and preferred stocks, warrants, rights, convertible securities, depositary receipts and shares, trust certificates, limited partnership interests, shares of other investment companies and real estate investment trusts (“REITs”), and equity participations.”

3) Second sentence under “Fixed Income Investments” to read “Fixed income investments in which the Fund may invest include, but are not limited to: bonds, notes (including structured notes), mortgage-backed securities, asset-backed securities, convertible securities, Eurodollar and Yankee dollar instruments, preferred stocks and money market instruments.” The Fund will revise the disclosure to note that it does not use derivatives for speculative purposes.

20.	Comment: Under “Additional Information About The Fund’s Principal Investments And Risks – Short Sales,” please clarify the Investment Company Act of 1940 provisions to which the disclosure refers.

Response: Registrant will revise the “Additional Information About The Fund’s Principal Investments And Risks – Short Sales” section to remove the reference to the Investment Company Act of 1940.

21.

Comment: Under Additional Information About The Fund’s Principal Investments And Risks – Portfolio Turnover, please revise the disclosure to read “[t]he Fund will engage in active and frequent trading.”

Response: Registrant will revise the Prospectus as requested.

22.

Comment: Because the “Additional Information About The Fund’s Principal Investments And Risks – Securities Lending” section notes that the value of the securities loaned by the Fund may represent up to 33 1/3% of its total assets, consider disclosing the Fund’s securities lending practices in the summary prospectus.

Response: Registrant will revise the Prospectus as requested. Please see Response #6.

23.	Comment: Under “Shareholder Information,” please use the either the term “proper form” or “good order” consistently.

Response: Registrant will revise the Prospectus as requested.

24.

Comment: Under “Shareholder Information – Pricing of Fund Shares,” please clarify: 1) the entity that will receive an investor’s order; 2) the entity that determines if market quotations are unreliable; and 3) the entity that values securities when market quotations are unavailable or deemed unreliable. Also, please clarify that securities will be valued in accordance with the procedures adopted by the Company’s Board of Directors “and under the Board’s ultimate supervision.”

Response: Registrant will revise the Prospectus as requested.

25.	Comment: Under “Shareholder Information – Market Timing,” please state whether the Fund accommodates frequent purchases and redemptions of Fund shares by Fund shareholders.

Response: Registrant will revise the Prospectus to state that the Fund does not accommodate frequent purchases and redemptions of Fund shares by Fund shareholders.

26.

Comment: Under “Shareholder Information – Market Timing,” it states that, if excessive short-term trading is detected, the Fund “may reject or restrict a purchase request.” Please define “restrict” and add additional information regarding when a shareholder would receive notice of such a rejection or restriction of its purchase request.

Response: Registrant will revise the Prospectus to state that the Fund may:

•	Reject a purchase or exchange order

•	Delay payment of immediate cash redemption proceeds for up to seven calendar days

•	Revoke a shareholder’s privilege to purchase Fund shares (including exchanges)

•	Limit the amount of any exchange.

In addition, the Prospectus will be revised to state that a shareholder may receive notice that its purchase order or exchange has been rejected after the day the order is placed or after acceptance by a financial intermediary.

27.	Comment: Under “Shareholder Information – Purchase of Fund Shares and Shareholder Information – Redemption of Fund Shares,” please clarify the time that the NAV will next be calculated.

Response: The Prospectus states under “Shareholder Information – Pricing of Fund Shares” that the Fund’s NAV is calculated once daily at the close of regular trading hours on the New York Stock Exchange (“NYSE”) (generally 4:00 p.m. Eastern time) on each day the NYSE is open. This information will be added under “Shareholder Information – Purchase of Fund Shares” and “Shareholder Information – Redemption of Fund Shares” as requested.

28.

Comment: Under “Shareholder Information – Purchases Through Intermediaries,” clarify that purchase orders received in good order by intermediaries by 4 p.m. will receive the current day’s NAV. The second paragraph under the “Purchase Through Intermediaries” section creates the impression that placing an order is a two-step process for investors.

Response: Registrant believes that the disclosure in this section, as currently drafted, does not give investors the misimpression that they must take additional actions, after submitting their order to the financial intermediary, to complete their order. The second paragraph under “Shareholder Information – Purchases Through Intermediaries,” alerts shareholders to the fact that service organizations with which they place their order are responsible for transmitting such orders to the Fund in a timely manner.

29.	Comment: Under Shareholder Information – Other Redemption Information, please add disclosure related to the risks of receiving in-kind distributions.

Response: Registrant believes that the disclosure in this section, which notes that “Investors generally will incur brokerage charges on the sale of portfolio securities so received in payment of redemptions,” describes risks of receiving in-kind distributions. However, for added clarity the Registrant will revise the above sentence to read “If a shareholder receives redemption proceeds in-kind, the shareholder should expect to incur transaction costs upon the disposition of the securities received in the redemption.”

B.	Statement of Additional Information (“SAI”)

1.

Comment: Please confirm that (i) all non-principal strategies and risks of the Fund are summarized in the SAI, and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

Response: With the changes noted in the response to Prospectus Comment #6, Registrant confirms that (i) all non-principal strategies and risks of the Fund are summarized in the SAI and (ii) all principal strategies and risks of the Fund included in the SAI are summarized in the Prospectus.

2.	Comment: Please clarify the disclosure to distinguish between principal and non-principal strategies and risks.

Response: Registrant will revise the SAI as requested.

3.	Comment: Please specify the percentage limitations of loaning portfolio securities and describe voting rights for securities on loan.

Response: The Prospectus discloses that “The value of the securities loaned by the Fund will not exceed 33 1/3% of the value of the Fund’s total assets.” Disclosure will be added to the SAI to state, “The Fund does not have the right to vote loaned securities. The Fund will attempt to call all loaned securities back to permit the exercise of voting rights, if time and jurisdictional restrictions permit. There is no guarantee that all loans can be recalled.”

4.

Comment: Please note that the Fund will not purchase securities while its borrowings exceed 5% of its total assets or, if that is not the case, include disclosure regarding the Fund’s leveraging practices.

Response: The Registrant will include disclosure regarding the Fund’s leveraging practices.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2883.

Very truly yours,

/s/ Lisa K. Whittaker
Lisa K. Whittaker

cc:	William Butterly, Esq.
Mary Jo Reilly, Esq.